SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

SENTIO HEALTHCARE PROPERTIES, INC.

(Name of Subject Company)

SENTIO HEALTHCARE PROPERTIES, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

John Mark Ramsey

Chief Executive Officer and President

Sentio Healthcare Properties, Inc.

189 South Orange Ave., Suite 1700

Orlando, FL 32801

(407) 999-7679

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt, Esq.

Laura K. Sirianni, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Tender Offer”) by MacKenzie Realty Capital, Inc. (the “Bidder”), to purchase up to 600,000 shares (the “Shares”) of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of Sentio Healthcare Properties, Inc. (the “Company”), at a price of $7.00 per Share, in cash (without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) attached as Exhibit(a)(1) to the Tender Offer Statement on Schedule TO filed by the Bidder with the Securities and Exchange Commission (the “SEC”) on August 8, 2016 (as amended from time to time and together with the exhibits thereto, the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”), unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender the Shares for purchase pursuant to the Tender Offer.

Item 1.	Subject Company Information

The Company’s name and the address and telephone number of its principal executive offices is as follows:

Sentio Healthcare Properties, Inc.

189 South Orange Ave., Suite 1700

Orlando, FL 32801

Phone Number: (407) 999-7679

The title of the class of equity securities to which the Tender Offer relates is the Company’s Common Stock, of which there were 11,524,767 Shares outstanding as of August 10, 2016.

Item 2.	Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Bidder pursuant to which the Bidder has offered to purchase, subject to certain terms and conditions, up to 600,000 Shares at the Offer Price. The Tender Offer is on the terms and subject to the conditions set forth in the Offer to Purchase.

Unless the Tender Offer is extended by the Bidder, it will expire on September 21, 2016, at 11:59 p.m., Pacific Time (the “Expiration Date”).

According to Bidder’s Schedule TO, its business address and telephone number is:

1640 School Street
Moraga, California 94556
Phone Number: (925) 631-9100

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Bidder and its executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in (i) the sections entitled “Item 1A. Risk Factors,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management Related Stockholder Matters” and “Item 13. Certain Relationships and Related Party Transactions” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 28, 2016 (the “Form 10-K”), (ii) the section entitled “Certain Information About Our Management – Meetings of the Board of Directors and Committees – Independent Directors Committee” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on September 14, 2015 (the “Proxy Statement”), (iii) Item 1.01 of the Company’s Current Report on Form 8-K, filed with the SEC on January 4, 2016, which information is incorporated herein by reference. The Form 10-K and the Proxy Statement were previously made available to all of the Stockholders and all three public filings are available for free on the SEC’s website at www.sec.gov.

Item 4.	The Solicitation or Recommendation

(a)    Solicitation or Recommendation.

The Board of Directors, in consultation with the Company’s external advisor, Sentio Investments LLC (the “Advisor”), has thoroughly and carefully reviewed and analyzed the terms of the Tender Offer. The Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or the Stockholders. Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender its Shares to the Bidder pursuant to the Tender Offer and that because there is no trading market for the Shares, a Stockholder may determine to tender based on, among other considerations, its liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender its Shares to the Bidder pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors makes no assurances with respect to (i) future distributions, if any, (ii) the timing of or ability to provide liquidity to the Stockholders, or (iii) the future value of the Shares.

(b)    Background.

On August 5, 2016, the Bidder delivered a letter to the Company indicating its intent to file the Schedule TO and commence the Tender Offer on August 8, 2016. The letter also indicated that the Bidder intended to place a summary newspaper advertisement pursuant to Rule 14d-5(f)(2) and Rule 14d-4(a)(3) of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and, for purposes of disseminating the Tender Offer materials, requested the Company to inform the Bidder of its election pursuant to paragraph (a)(3) of Rule 14d-5 of the Exchange Act.

On August 8, 2016, the Bidder commenced the Tender Offer to purchase up to 600,000 Shares at a purchase price equal to $7.00 per Share, in cash (without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal and Assignment Form. Any distributions paid after the Expiration Date would be assigned by tendering Stockholders to the Bidder. The Tender Offer, withdrawal rights, and proration period are set to expire on the Expiration Date. The Bidder reserved the right, in its sole discretion, at any time and from time to time (but not the obligation), (i) to extend the period of time during which the Tender Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, (ii) to not accept any Shares for payment upon the occurrence of certain terms specified in the Offer to Purchase and, prior to the Expiration Date, to terminate the Tender Offer and (iii) to amend the Tender Offer in any respect prior to the Expiration Date.

On August 10, 2016, the Board of Directors held a meeting with representatives of the Advisor. The Advisor (i) reviewed the Board of Directors’ duties in connection with the Tender Offer based on advice from the Company’s outside legal advisors, (ii) reviewed with the Board of Directors certain financial matters related to the Tender Offer, and (iii) discussed the terms of the Tender Offer. Following these discussions, the Board of Directors unanimously determined that the Tender Offer was not in the best interests of the Company or the Stockholders and unanimously recommended that the Stockholders reject the Tender Offer and not tender their Shares to the Bidder for purchase pursuant to the Tender Offer.

(c)    Reasons for the Recommendation.

The Process. In reaching the determination and in making the recommendation described above, the Board of Directors (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the Tender Offer as described in the Schedule TO; (ii) consulted with representatives of the Advisor and received advice from the Company’s outside legal advisors; and (iii) evaluated various relevant and material factors in light of the Board of Directors’ knowledge of the Company’s historical financial performance and condition, business, portfolio of properties and future opportunities in order to assess the adequacy of the terms and conditions of the Tender Offer.

The Role of the Advisor. Because the Company has no direct employees, it relies on personnel employed by the Advisor and its affiliates for the day-to-day operation of the Company’s business. The Company’s Chief Executive Officer, John Mark Ramsey, who is also a director, and the Company’s Chief Financial Officer, Sharon C. Kaiser, are both employed by affiliates of the Advisor. Due to their unique familiarity with the Company’s portfolio of properties and operations, the Advisor and its personnel are well situated to provide the Board of Directors with relevant information regarding the Company’s historical financial performance and condition, business, portfolio of properties and future opportunities.

The Key Reasons for the Recommendation. In addition to undertaking the analysis noted above, the Board of Directors took into account the following in evaluating the merits of the Tender Offer and in support of its recommendation that the Stockholders reject the Tender Offer and not tender their Shares in the Tender Offer:

1.	The Board of Directors believes that the Offer Price is significantly less than the current and potential value of the Shares. On March 23, 2016, the Board of Directors approved an estimated per-share value of the Company’s Common Stock of $12.45 per share, derived from the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, divided by the number of shares outstanding, calculated as of December 31, 2015. This estimate is $5.45 per share above the Bidder’s Offer Price of $7.00. The Company periodically updates its estimated per-share value. Based on the Advisor’s deep knowledge and familiarity with the Company’s portfolio of properties, the Board of Directors believes that the March 2016 estimated per-share value has not been adversely affected since March 23, 2016.

The Company determined the March 2016 estimated per-share value of its Shares based upon an independent appraisal process involving all of the Company’s real estate assets, as well as other assets and liabilities, as of December 31, 2015. The Company’s valuation process was designed to determine an estimated per-share value supported by a methodology and assumptions that were appropriate and that employed procedures and calculations that could be reliably repeated in future periods. However, there can be no assurance as to the actual long term value of the Shares. As with any valuation methodology, the Company’s methodology is based upon a number of estimates and assumptions that may not be accurate or complete and different parties with different assumptions and estimates could derive a different estimated per-share value. The value of the Shares will fluctuate over time in response to, among other things, changes in real estate market fundamentals, capital markets activities, and the other factors discussed in Item 5 “Market Information.” For important information regarding the methodologies, assumptions and limitations of the March 2016 estimated per-share value, please refer to Item 5 of the Form 10-K.

2.	Given the Offer Price, the Board of Directors’ believes that the Tender Offer represents an opportunistic attempt by the Bidder to make profit by purchasing the Shares at a very low price relative to their current estimated value, thereby depriving the Stockholders who tender Shares in the Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Company. The Board of Directors’ belief in this regard is supported by the Bidder’s own characterization of the Tender Offer. Specifically, the Board of Directors notes the following statement in the Schedule TO: “The Bidder is making the Tender Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the Offer Price, the Bidder is motivated to establish the lowest price which might be acceptable to Stockholders consistent with Bidder’s objectives.” The Bidder also states that “the Offer Price payable to a tendering Stockholder by the Bidder may be less than the total amount which might otherwise be received by the Stockholder with respect to the Share from the Company.” In addition, in their letter to Stockholders, the Bidder states: “… the Offer Price is below the Company’s estimated $12.45 per Share value, but there can be no assurance as to the actual value of a Share until the Company liquidates.”

3.	The Bidder applied a 44% “liquidity discount” to the Company’s March 2016 estimated per-share value to determine the Offer Price as described in the Offer to Purchase. However, the Bidder does not provide any analysis as to how it arrived at such discount other than that it applied “such a discount with the intention of making a profit.”

4.	The Bidder acknowledges that it has “… not made an independent appraisal of the Shares or the Company’s properties and is not qualified to appraise real estate. Furthermore, there can be no assurance as to the timing or amount of any future Company dividends, and there cannot be any assurance that the Bidder’s estimate accurately reflects an approximate value of the Shares or that the actual amounts which may be realized by the Stockholders for the Shares may not vary substantially from this estimate.” The Bidder further states “No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Bidder or any affiliate of the Bidder as to such fairness.” The Board of Directors and the Advisor believe this illustrates the lack of credibility of the Bidder’s valuation methods and the inadequacy of the Offer Price.

5.	The Bidder states in the Offer to Purchase, based on its review of independent secondary market reporting publications such as The Stanger Report and The Direct Investments Spectrum, that there were reported sales of Shares on the secondary markets at $8.75 - $9.45 per Share during the spring of 2016 and sales of Shares on the secondary markets at $9.00 per Share in May and June of 2016, respectively. The Direct Investments Spectrum report of $9.00 per Share in May and June of 2016 represents the weighted-average price based on the number of Shares sold and the aggregate price paid for the Shares. The Bidder acknowledges that the information is believed to be the product of the independent sources’ private market research and does not constitute comprehensive transaction reporting of a securities exchange. The Bidder does not know whether these Share prices are accurate or complete and the Company cannot verify whether the above-referenced information is accurate or complete. The Board of Directors cautions Stockholders against relying on reports regarding secondary market transactions as an indication of value of the Shares given the lack of a trading market.

6.	The Tender Offer is subject to certain conditions, some of which provide the Bidder with the “reasonable” discretion to determine whether the conditions have been met, such as the Bidder’s determination as to whether there has been any change or development that has material adverse effect on either the value of the Company or the value of the Shares to the Bidder. In addition, the Board of Directors noted that the Tender Offer can be amended for various reasons, including to reduce the consideration paid for the Shares, or terminated with little notice to Stockholders. Accordingly, the Board of Directors notes that there can be no assurance that the Tender Offer would be completed as soon as the Bidder implies, or with the same terms and conditions, including without limitation, the Offer Price.

The Bidder’s letter to the Stockholders states that the Company “has an infinite life.” As discussed in the Form 10-K, one of the Company’s four investment objectives is to: evaluate options to provide long-term liquidity to the Stockholders within seven years of the termination of the Company’s primary public offering. The Board of Directors will review the Company’s long-term liquidity strategy annually and a majority of the Company’s independent directors may decide to amend or suspend the strategy if it is deemed to be in the best interest of the Stockholders to do so. Long-term liquidity options may include, but are not limited to: liquidating the Company’s assets; listing the Shares on a national securities exchange; or another liquidity event such as a merger with another company. The Board of Directors considered that, throughout its public offerings of Shares, the Company’s prospectus disclosed that because of the limited liquidity of the Shares, investors should purchase Shares only as a long-term investment. The Board of Directors believes that the ability to provide the Stockholders with liquidity in the near-term is outweighed by the long-term benefits of allowing the Company’s portfolio to mature. Although the Company presently intends to evaluate providing long-term liquidity to Stockholders within seven years of the termination of its primary public offering, the Company’s charter does not require the Board of Directors to pursue such a liquidity event and the Board of Directors is not obligated to pursue a listing of the Shares.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or the Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender its Shares to the Bidder pursuant to the Tender Offer and that, because there is no trading market for the Shares, an individual Stockholder may determine to tender based on, among other considerations, such Stockholder’s individual liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender its Shares to the Bidder pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors makes no assurances with respect to (i) future distributions, if any, (ii) the timing of or ability to provide liquidity to the Stockholders, or (iii) the future value of the Shares. Stockholders should consider their own needs for liquidity when making a decision as to whether to tender their Shares to the Bidder pursuant to the Tender Offer.

(d)    Intent to Tender.

The directors and executive officers of the Company are entitled to participate in the Tender Offer on the same basis as other Stockholders; however, none of the directors and executive officers of the Company owns any Shares.

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender or sell Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Not applicable.

Item 6.	Interest in Securities of the Subject Company

During the 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company or, to the Company’s best knowledge, by any of its affiliates or subsidiaries or by the directors or executive officers of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, Board of Directors resolution, agreement in principle, or signed contract in response to the Tender Offer that relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information

Forward-Looking Statements

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements within the meaning of federal securities laws. These statements include statements regarding the intent, belief or current expectations of the Company or Advisor, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9. These statements are based on a number of assumptions involving the judgment of management and depend on factors such as: future economic, competitive and market conditions; the Company’s ability to maintain occupancy levels at its properties; the Company’s estimated value per share; and other risks identified in Part I, Item 1A, “Risk Factors” in the Form 10-K (which is incorporated herein by reference). Except as required by applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

Item 9.	Exhibits

The Exhibit Index appearing after the signature page hereto is hereby incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SENTIO HEALTHCARE PROPERTIES, INC.

By:	/s/ John Mark Ramsey
John Mark Ramsey President, Chief Executive Officer and Director (Principal Executive Officer)
Date:	August 18, 2016

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Form of letter to stockholders, dated August 18, 2016, from John Mark Ramsey, Chief Executive Officer and President of the Company*
(a)(2)	Form of letter/email to financial advisors (whose customers are stockholders of the Company), dated August 18, 2016, from John Mark Ramsey
(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on September 14, 2015**
(e)(2)	Excerpts from the Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed by the Company with the SEC on March 28, 2016**
(e)(3)	Excerpt from the Current Report on Form 8-K, filed by the Company with the SEC on January 4, 2016**

____________________________

*	Included in copy mailed to Stockholders.

**	The sections of the Form 10-K, Proxy Statement and the Current Reports on Form 8-K specified in Items 3, 4 and 8 hereto are incorporated herein by reference